================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

================================================================================

                        MER Telemangement Solutions Ltd.



6-K Items

1. MER Telemangement Solutions Ltd. Proxy Statement for Extraordinary Meeting of Shareholders to be held November 30, 2003.

2.       MER Telemangement Solutions Ltd. Proxy Card.

                                                                          ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.


              NOTICE OF 2003 EXTRAORDINARY MEETING OF SHAREHOLDERS



Dear Shareholders:

     We are pleased to invite you to the Extraordinary Meeting of Shareholders of Mer Telemanagement Solutions Ltd. (the "Company") to be held on November 30, 2003 at 10:00 a.m. at our offices at 40 Aluf David Street, Ramat-Gan, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     1.   The adoption of the 2003 Israeli Share Option Plan; and

     2.   Approval of the grant of options to one of our directors.

     The Board of Directors recommends that you vote in favor of each of the proposals, which are described in the attached Proxy Statement. Please vote promptly. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the Extraordinary Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.



                                                     Sincerely,

                                                     /s/Chaim Mer
                                                     Chaim Mer, Chairman



By Order of the Board of Directors
Yossi Brikman, Corporate Secretary
October 24, 2003

                                 PROXY STATEMENT

     This Statement is being furnished in connection with the solicitation of proxies to be voted at an Extraordinary Meeting of Shareholders, or the Meeting, to be held on November 30, 2003. Shareholders will be asked to vote upon: (i) the adoption of the 2003 Israeli Share Option Plan; and (ii) approval of the grant of options to one of our directors. The proxy materials are being mailed to shareholders on or about October 24, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of October 20, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 4,562,038 of our ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Meeting.

     A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares for the proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding our ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We have received indications from our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer and Mr. Isaac Ben-Bassat, that they presently intend to vote in favor of each of the proposals to be acted upon at the Meeting. As a result, these shareholders (holding approximately 59.9% of our issued and outstanding ordinary shares) will be able to approve the Proposals.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of October 15, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director, and (iii) all directors and executive officers as a group:

                                                                      Number of           Percentage of
                                                                   Ordinary Shares         Outstanding
Name                                                            Beneficially Owned(1)   Ordinary Shares(2)
----                                                            ------------------      ------------------
Chaim Mer.....................................................     2,089,778 (3)(4)          44.8%
Alon Aginsky..................................................        10,000 (5)               *
Isaac Ben-Bassat..............................................       689,214 (6)             15.1%
Steven J. Glusband............................................         1,000                   *
Dr. Yehoshua Gleitman.........................................            --                   --
Prof. Nava Pliskin............................................            --                   --
All directors and executive officers as a group (10 persons)       2,967,158 (7)             61.2%
-----------

      *  Less than 1%.

     (1)  Unless otherwise indicated,  the persons named in the table above have
          sole  voting  and  dispositive   power  with  respect  to  all  shares
          beneficially owned by them.

     (2) The percentages shown are based on 4,562,038 ordinary shares issued and outstanding as of October 15, 2003.

     (3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 234,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 shares through their controlling interest in Mer Services Ltd., 95 shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 shares through their controlling interest in C. Mer.

     (4)  Includes 98,824 shares issuable upon exercise of stock options.

     (5)  Subject to currently exercisable stock options.

     (6)  Includes   630,045  shares  held  by  Ron  Dan  Investments   Ltd.,  a
          corporation controlled by Mr. Ben-Bassat.

     (7)  Includes  285,990  shares  subject  to  currently   exercisable  stock
          options.

                  I. ADOPTION OF 2003 ISRAELI SHARE OPTION PLAN
                           (Item 1 on the Proxy Card)

     In 1996 we adopted a Section102 Stock Option Plan, providing for the grant of options to purchase up to 1,5000,000 of our ordinary shares to the employees, management, officers and directors of our company and of our subsidiaries. The plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 and provided recipients with tax advantages under the Israeli Income Tax Ordinance. In 2002, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003 and our existing plan does not comply with the newly amended provisions of Section 102. Under our original plan, options to purchase 1,753,770 ordinary shares were granted, of which 152,460 options were exercised and 1,147,685 options were forfeited. As of this date, 453,625 options remain outstanding and 893,915 options remain available for grant under the original plan. We do not intend to grant any more options under our original plan, but rather intend to roll-over the remaining options available for grant into a new plan that conforms with the newly amended provisions of Section 102.

     Our Audit Committee and Board of Directors have adopted, subject to shareholder ratification, a new plan, the 2003 Israeli Share Option Plan (the "ISOP"), which complies with the amended Section 102 and authorizes the grant of options to purchase up to 893,915 ordinary shares. Employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates are eligible to participate in the ISOP. The ISOP has a term of ten years and will terminate in 2013. No award of options may be made after such date.

     Under the amended Section 102, we may designate Options granted to Employees pursuant to Section 102 as "Approved 102 Options "or "Unapproved 102 Options." An Approved 102 Option may either be classified as a capital gain option or an ordinary income option. Our election of the type of Approved 102 Options to be granted under the ISOP has to be filed with the Israeli Tax Authorities at least 30 days before the first date of grant of Approved 102 Options. We elected to initially grant capital gain options. Such election will become effective as of the first date of grant of such capital gain options under this ISOP and shall remain in effect at least until the end of the year following the year during which we first granted capital gain options. Our Board of Directors has granted 332,500 capital gain options under the new ISOP. All Approved 102 Options must be held in trust by a trustee for the requisite holding period under the amended Section 102. We may also grant Unapproved 102 Options which do not have any tax benefit and are not held by a trustee.

     The Board of Directors or a committee of the Board of Directors (the "Committee"), if appointed, will administer the ISOP. The Board of Directors or the Committee will have the full power to and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board's decisions:

     o    designate participants;

     o determine the terms and provisions of the respective option agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary;

     o    determine the Fair Market Value of the shares covered by each option;

     o    designate the type of options;

     o    make an election as to the type of Approved 102 option;

     o alter any restrictions and conditions of any options or shares subject to any options;

     o    interpret the provisions and supervise the administration of the ISOP;

     o accelerate the right of an optionee to exercise in whole or in part, any previously granted option;

     o    determine the Purchase Price of the option;

     o prescribe, amend and rescind rules and regulations relating to the ISOP; and

     o make all other determinations deemed necessary or advisable for the administration of the ISOP.

     Notwithstanding the above, the Committee will not be entitled to grant options, however, it will be authorized to issue shares underlying options which have been granted by the Board of Directors and duly exercised in accordance with Section 112(a)(5) of the Israel Companies Law.

     The Board of Directors may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.

     The Purchase Price of each share subject to an option will be based on "fair market value" and determined by the Committee in its sole and absolute discretion.

     Options are not assignable or transferable by the optionee, No option or any right with respect thereto, purchasable hereunder, whether fully paid or not, may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the optionee each optionee's rights to purchase shares may only be exercised by the optionee.

     An option may be exercised as long as the optionee is employed by, or providing services to, the Company or any of its affiliates, to the extent the options have vested.

     The Board of Directors believes that the approval of the aforementioned plan at this Meeting will (i) provide us with the means to attract and retain talented personnel; (ii) result in saving cash, which would otherwise be required to maintain the current employees, officers and directors and attract and adequately reward additional employees, officers and directors; and (iii) enable us to remain competitive in our industry.

     It is therefore proposed that at the Extraordinary Meeting the shareholders adopt the following resolution:

     "RESOLVED, the 2003 Israeli Share Option Plan authorizing the grant of options to purchase up to 893,915 ordinary shares, par value NIS 0.01 per share, be and is hereby adopted and approved."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


          II. APPROVAL OF THE GRANT OF OPTIONS TO ONE OF OUR DIRECTORS
                           (Item 2 on the Proxy Card)

     The Israeli Companies Law requires that the terms of compensation to directors, including grants of options, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders. Subject to shareholder approval, our Audit Committee and our Board of Directors approved the grant of options under our 1996 Stock Option Plan to purchase 10,000 ordinary shares to Steven J. Glusband, a member of our Board of Directors, who has served as a director since 1996. The purchase price of the options will be the market price of our ordinary shares on the date of grant. One-third (1/3) of the options will vest at the first month, and one twenty-fourth (1/24) of the remaining options will vest each month over the next twenty-four months.

     It is therefore proposed that at the Extraordinary Meeting the shareholders adopt the following resolution:

     "RESOLVED, that the decision of the audit committee and board of directors of the Company to grant options to purchase 10,000 ordinary shares to Steven J. Glusband, a member of our board of directors, is hereby ratified."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                                            By Order of the Board of Directors,

                                            Yossi Brikman
                                            Secretary




Dated: October 24, 2003

                                                                          ITEM 2

                        MER TELEMANAGEMENT SOLUTIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Chaim Mer and Yossi Brikman, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on November 30, 2003 at 10:00 a.m. at the principal offices of the Company, 40 Aluf David Street, Ramat Gan, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 AND 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                        MER Telemanagement Solutions Ltd.

                                November 30, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
 VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     1.   The adoption of the 2003 Israeli Share Option Plan.

         [  ] FOR                   [  ] AGAINST     [  ] ABSTAIN

     2.   Approval of the grant of options to one of our directors.


         [  ] FOR                   [  ] AGAINST     [  ] ABSTAIN


     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder [           ] Date [     ]
Signature of Shareholder [           ] Date [     ]

     Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                (Registrant)



                                           By: /s/Yossi Brikman
                                               ----------------
                                                Yossi Brikman
                                                Chief Financial Officer



Date: October 28, 2003